F. Mark Reuter

DIRECT DIAL: (513) 579-6469

FACSIMILE: (513) 579-6457

E-MAIL: mreuter@kmklaw.com

February 21, 2014

Mr. Daniel F. Duchovny
Special Counsel
Division of Corporation Finance

Mail Stop 3628
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: National Interstate Corporation Schedule 13E-3 filed by Great American Insurance Company (“Purchaser), and American Financial Group, Inc. (“AFG”) Filed February 5, 2014 File No. 005-80324

Schedule TO
Filed February 5, 2014
Filed by Great American Insurance Company, and
       American Financial Group, Inc.
File No. 005-80324

Schedule 13D
Filed February 5, 2014
Filed by American Financial Group, Inc.
File No. 005-80324

Ladies and Gentlemen:

On behalf of AFG and Purchaser we are providing the following responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated February 14, 2014, relating to the Schedule 13E-3, Schedule TO and Schedule 13D filed by AFG and Purchaser on February 5, 2014 in connection with Purchaser’s offer to purchase all of the outstanding shares of National Interstate Corporation not currently owned by Purchaser. For convenience of reference, we have set forth the text of the staff’s comments below in bold. In response to the staff’s comments, AFG and Purchaser are also transmitting via EDGAR for filing Amendment No. 1 to the Schedule 13E-3 and Amendment No. 2 to the Schedule TO.

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Mr. Daniel F. Duchovny

February 21, 2014

Capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Amended and Restated Offer to Purchase dated February 21, 2014 (the “Offer to Purchase”) filed as Exhibit (a)(1)(vii) to Amendment No. 2 to the Schedule TO. Page references in the responses below correspond to pages as numbered in the Offer to Purchase.

On February 18, 2014 AFG and Purchaser issued a press release which announced an increase in the price per Share being offered from $28.00 to $30.00 and filed Amendment No. 1 to the Schedule TO amending the terms of the Offer to Purchase accordingly.

Schedule 13E-3

Introduction

1.	Please delete the language in the final sentence of the Introduction (page 1) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons. Make a similar deletion on page 27 of the offer document (first paragraph).

Response: In response to the staff’s comment, the language referenced in the final sentence of the Introduction (page 1) of the Schedule 13E-3 has been deleted and a similar deletion on page 35 of the Offer to Purchase under the heading “Certain Information Concerning National Interstate” has been made.

Item 10

2.	You disclose here that Item 1007(d) of Regulation M-A is inapplicable; however, you provide the disclosure required by this Item in the offer document. Please provide the appropriate cross-reference.

Response: In response to the staff’s comment, the cross reference requested under Item 10 has been provided.

Schedule TO

Offer to Purchase

Cover Page

3.	Please revise your disclosure to clarify the merger agreement to which you refer in the first paragraph.

Response: In response to the staff’s comment, disclosure on in the first paragraph of the cover page has been revised.

Summary Term Sheet

4.	Revise the summary term sheet to include a summary of the going private aspects of this transaction.

Mr. Daniel F. Duchovny

February 21, 2014

Response: In response to the staff’s comment, the disclosure on pages 2 and 3 of the Offer to Purchase under the heading “Is this the first step in a going private transaction?” has been revised.

Special Factors

Background

5.	Revise this section to describe the background of this specific transaction beginning with the initial consideration of the transaction until determining to pursue the acquisition, including any deliberations by your board of directors, any discussions between the board and management, any discussions among members of management and any discussion with the company’s advisors.

Response: In response to the staff’s comment, the disclosure on pages 9 and 10 of the Offer to Purchase under the caption “Special Factors—Section 1. Background” has been revised.

6.	On a related note and in light of the comments in this letter, please tell us the consideration you give to redisseminating your offer document with revised disclosure.

Response: In connection with the additional disclosures in response to the staff’s comments, developments since February 5, 2014 and the revised Offer Price described above, AFG and Purchaser shall redisseminate the Offer to Purchase.

Purpose of and Reasons for the Offer, pages 10-11

7.	Please avoid conclusory statements when describing the purpose and reasons for the transaction on page 10. In this regard, please expand on how you believe that the completion of the transaction will allow simplification of the organizational structure of National Insurance. Please additionally expand on how the transaction will be accretive to AFG’s earnings and enhance AFG’s return on equity, especially given the financial difficulties in the industry and the disappointing recent results for National Insurance, as discussed on page 9.

Response: In response to the staff’s comment, the disclosure on page 12 of the Offer to Purchase under the caption “Special Factors—Section 2. Purpose of and Reasons for the Offer” has been revised.

8.	It appears that the primary factors cited in support of the going private transaction have been present for some time. Please revise disclosure to describe the reasons for undertaking the going private transaction at this particular time as opposed to another time in National Interstate’s operating history. Please refer to Item 1013(c) of Regulation M-A.

Mr. Daniel F. Duchovny

February 21, 2014

Response: In response to the staff’s comment, the disclosure on pages 11 through 14 of the Offer to Purchase under the caption “Special Factors—Section 2. Purpose of and Reasons for the Offer” has been revised.

9.	We note your disclosure that you considered transactional alternatives to accomplish the purposes of the offer and your discussion of the general merits of a tender offer over other transactions, such as a single-step merger. Please specifically disclose all alternatives you considered to accomplish the goal of going private, and describe the reasons you rejected each alternative. Please see Item 1013(b) of Regulation M-A.

Response: In response to the staff’s comment, the disclosure on page 13 of the Offer to Purchase under the caption “Special Factors—Section 2. Purpose of and Reasons for the Offer” has been revised.

10.	We note your discussion on page 10 of the costs of complying with the Exchange Act rules and of the decreased expenses to National Interstate that would result from going private. Please quantify the costs and expenses referenced here.

Response: In response to the staff’s comment, the disclosure on page 13 of the Offer to Purchase under the caption “Special Factors—Section 2. Purpose of and Reasons for the Offer” has been revised.

Position of AFG and Purchaser Regarding Fairness of the Offer, page 12

11.	Please revise this section to indicate whether the purchaser and AFG have made a fairness determination specifically with respect to the going private transaction instead of with respect to the offer and merger.

Response: In response to the staff’s comment, the disclosure on page 14 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

12.	Please revise your disclosure to state whether the fairness determination was made as to substantive fairness, not “financial” fairness.

Response: In response to the staff’s comment, the disclosure on page 18 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

13.	We note your disclosure that the filing persons determined that the offer and merger are fair to and in the best interests of Interstate’s shareholders who are not affiliated with the filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders of Interstate.

Mr. Daniel F. Duchovny

February 21, 2014

See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Response: In response to the staff’s comment, the disclosure on page 14 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

14.	We note your disclosure that both AFG and GAIC have concluded that the transactions are financially and procedurally fair to National Interstate’s unaffiliated shareholders. Please revise to explain in further detail how you reached the determination that the transaction is procedurally fair given that four members of National Interstate’s board of directors serve as executive officers of either AFG or GAIC.

Response: In response to the staff’s comment, the disclosure on pages and 19 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

15.	Please revise your disclosure to indicate who in particular was responsible for making the fairness determination at AFG and GAIC. Describe the process involved.

Response: In response to the staff’s comment, the disclosure on page 20 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

16.	To the extent that you considered historical market prices, please revise to include a more detailed discussion of this factor and how it affected your fairness determination. If you did not consider historical market prices as a factor in your determination, please disclose the basis for your belief that the factor is not material. We refer you to Instruction 2 to Item 1014 of Regulation M-A.

Response: In response to the staff’s comment, the disclosure on pages 15 and 16 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

17.	We note your disclosure that one material factor leading you to conclude that the offer is fair to unaffiliated shareholders is your belief that National Interstate’s common stock is not likely to trade at or above the offer price of $28 in the near future. We note your additional disclosure that this belief was based on a number of factors, including your directors’ knowledge and understanding of National Interstate and its industry and research analyst target prices. Please expand on the basis for management’s belief and provide the complete analysis for your determination that the stock was not likely to trade at or above $28. We note that as recently as the fourth quarter of 2013 the stock was trading above $28 per share.

Mr. Daniel F. Duchovny

February 21, 2014

Response: In response to the staff’s comment, the disclosure on page 19 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

18.	We note your disclosure that you made a fairness determination in relation to the going-concern value of National Interstate as opposed to the liquidation value. Please expand on your analysis, and explain how you determined the offer price constitutes fair value in relation to National Interstate’s going concern value. Specifically quantify the implied going concern valuation range that was considered in making this determination.

Response: In response to the staff’s comment, the disclosure on page 19 of the Offer to Purchase under the caption “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer” has been revised.

Effects of the Offer, page 13

19.	On this page, you disclose several actions you may take in the event you waive the minimum tender requirement and purchase all shares tendered in the offer. Please revise to indicate what specific effects each such action, as contemplated, would have on unaffiliated shareholders.

Response: In response to the staff’s comment, the disclosure on pages 20 and 21 of the Offer to Purchase under the caption “Special Factors—Section 7. Effects of the Offer” has been revised.

Dissenters’ Rights; Rule 13e-3, page 15

20.	Please revise to include a more detailed description of dissenting security holders’ appraisal rights in the event of a second-step merger. You are required to summarize these rights relating to appraisal under Ohio law for security holders who object to the transaction, and you should also file as an exhibit a more detailed statement describing security holders’ appraisal rights and the procedures for exercising those rights. Please refer to Item 1004(d) and 1016(f) of Regulation M-A.

Response: We respectfully submit that AFG and Purchaser did not initially include this disclosure because, in the event that the Minimum Tender Condition is satisfied, National Interstate would be required to comply with Regulation 14C and would be required to provide shareholders with information regarding their appraisal rights. However, in response to the staff’s comment, the disclosure on pages 22 and 23 of the Offer to Purchase under the caption “Special Factors—Section 9. Dissenters’ Rights; Rule 13e-3” has been revised and Schedule C – Section 1701.85 of the Ohio Revised Code has been inserted.

Transactions and Arrangements Concerning the Shares, page 15

21.	Please revise to promptly include the information required by Item 1012(d) and (e) of Regulation M-A as soon as that information becomes available.

Mr. Daniel F. Duchovny

February 21, 2014

Response: The filing persons acknowledge the staff’s comment and will comply with it. The filing persons respectfully reference the staff to the last sentence under “Special Factors—Section 12. Interests of Directors and Executive Officers in the Offer” on page 25 of the Offer to Purchase.

Certain Relationships Between AFG, Purchaser and National Interstate, pages 15-16

22.	Please clarify the amount in the third full paragraph on page 16 indicating the value of premiums ceded to you in 2013.

Response: We have reviewed the staff’s comment and respectfully submit that the disclosure in the referenced paragraph under the caption “Special Factors—Section 11. Certain Relationships Between AFG, Purchaser and National Interstate” clearly identifies the value of premiums ceded.

Interests of Directors and Executive Officers in the Offer, page 17

23.	Please revise disclosure to elaborate on the interests of directors and executive officers listed here and describe the specific ways in which they may be conflicted with regard to the transaction.

Response: In response to the staff’s comment, the disclosure on page 25 of the Offer to Purchase under the caption “Special Factors—Section 12. Interests of Directors and Executive Officers in the Offer” has been revised to further elaborate on the interests of directors and executive officers listed and describe the specific ways in which they may be conflicted with regard to the Offer.

The Offer

Certain United States Federal Income Tax Consequences, page 25

24.	Please remove the word “certain” and other qualifying language in the heading and introductory paragraph of this section. Please ensure you discuss all such material tax consequences.

Response: In response to the staff’s comment, the disclosure on page 33 of the Offer to Purchase under the caption “The Offer—Section 5. United States Federal Income Tax Consequences” has been revised to remove the word “certain” and other qualifying language in the heading and introductory paragraph. AFG and Purchaser respectfully submit that the Offer to Purchase discusses all such material tax consequences.

Sources and Amounts of Funds, page 29

25.	We note you intend to consummate the offer and pay related fees in part by using internally available cash of Great American Insurance Company. Please revise to indicate how much internally available cash is available to GAIC to use in this transaction.

Mr. Daniel F. Duchovny

February 21, 2014

Response: In response to the staff’s comment, the disclosure on page 37 of the Offer to Purchase under the caption “The Offer—Section 9. Source and Amount of Funds” has been revised to include the amount of internally available cash available to Purchaser to use in the Offer and the Merger.

Conditions to the Offer, page 30

26.	We note you reserve the right to include or exclude shares tendered pursuant to guaranteed delivery procedures in determining whether the minimum tender condition has been satisfied. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise to state definitively whether you intend to include or exclude such shares in determining whether the condition has been satisfied.

Response: In response to the staff’s comment, the disclosure on page 39 of the Offer to Purchase under the caption “The Offer—Section 11. Conditions to the Offer” has been revised.

27.	We note the language in the last paragraph in this section that your failure “at any time to exercise [your] rights under any of the foregoing conditions will not be deemed a waiver of any such rights.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: We confirm AFG’s and Purchaser’s understanding of the staff’s comment.

28.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: We confirm AFG’s and Purchaser’s understanding of the staff’s comment.

Effect of the Offer on the Market for the Shares, page 32

29.	We note your disclosure in this first paragraph of this section that the effects described on the market for National Interstate’s shares will be temporary if you are able to effect the merger promptly after consummating the offer. Given that

Mr. Daniel F. Duchovny

February 21, 2014

you contemplate other scenarios besides 90% ownership, please qualify this disclosure to indicate the effect of the offer on the market for the shares in the event you waive the minimum tender condition and have less than 90% ownership.

Response: In response to the staff’s comment, the disclosure on page 40 of the Offer to Purchase in the first paragraph under the caption “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” has been revised.

Schedule 13D

30.	We note that the cover page indicates the date of the event which requires this filing was February 5, 2014. Please tell us when the company began considering the acquisition of National Interstate and how that consideration turned into a plan to effect the acquisition.

Response: We understand that in connection with their ongoing review of investment of excess capital, on or about January 10, 2014 senior management of AFG and Purchaser began internal discussions regarding possible actions relating to Purchaser’s ownership of Shares and the potential merits of pursuing a going private transaction with respect to National Interstate. These internal discussions followed the announcement of the agreement to acquire Summit Holdings Southeast Inc. and related companies. These discussions continued among such senior management and culminated in the recommendations of senior management of each of AFG and Purchaser to their respective boards of directors to pursue the Offer. On February 3, 2014, AFG’s Board of Directors approved the Offer and on February 4, 2014, Purchaser’s Board of Directors approved the Offer. In approving the Offer, each of the boards of AFG and Purchaser delegated to senior management authority to determine the specific timing of the initiation of the Offer. See “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer.”

31.	We note that on January 31, 2013 you filed an amendment to Schedule 13G indicating that you were eligible to file a Schedule 13G pursuant to Rule 13D-1(b). Please provide us with detailed legal analysis of your continued eligibility to rely on Rule 13D-1(b) given the level of your ownership and the membership on National Interstate’s board of directors of five of your executive officers (including Mr. Jensen).

Response: Purchaser has engaged in no transaction in National Interstate Shares since 1989 and since 2005 has been eligible to file on Schedule 13G pursuant to Rule 13d-1(d). Purchaser, a wholly-owned subsidiary of AFG, acquired its shares of National Interstate common stock in 1989 in the ordinary course of business and has been majority owner of the common shares National Interstate since that time. Purchaser also has had its representatives constitute at least 50% of the members of National Interstate’s board of directors since 1989. Purchaser is a parent holding company or control person and has checked the respective box on Schedule 13G in accordance with Section 240.13d-1(b)(1)(ii)(G). The aggregate amount of National Interstate

Mr. Daniel F. Duchovny

February 21, 2014

common stock held directly and indirectly by Purchaser’s subsidiaries and affiliates does not exceed one percent of the common stock of National Interstate.

*     *     *     *     *     *     *     *     *     *     *     *

Attached hereto as Exhibit A is the written acknowledgement requested by the staff.

Please call Mark Reuter at (513) 579-6469 or Mark Weiss at (513) 579-2520 with any additional questions you may have or if you wish to discuss the above responses.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

cc: Mark A. Weiss, Esq.

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Eve Cutler Rosen
Name: Eve Cutler Rosen
Title: Senior Vice President, General Counsel and Secretary

Dated: February 21, 2014